PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

SUPPL

No/Date : F/D1:303|3-8-09

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

09046832

SEC
Mail Processing
Section

AUG 07 2009

Washington, DC
122

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- An Announcement

8/27

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

PPC announces that, in relation to the tender procedure for the acquisition of shares in Elektroprivreda Crne Gore AD Nikšić (EPCG), it received on July 31st, 2009, an official announcement by the competent Tender Commission of the State of Montenegro, informing us that at the session held as of 30th July 2009, the Tender Commission evaluated the bids submitted by the Qualified Bidders and that the Bid submitted by the Consortium Public Power Corporation S.A. -Golden Energy Capital Management S.A has been rejected/refused. Following the contemplated process the Tender Commission will submit its resolution to the Privatization Council of the Government of Montenegro, which will consider it in producing its verdict on behalf of the Government.

Athens, Aug 3, 2009

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : f/D11301|31-7-2009

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

PPC informs that today, 31.07.09, the financial bids for the tender of the Megalopolis V power plant were opened by the Appraisal Committee in the presence of the representatives of the two companies participating in the final phase.

ANSALDO Energia submitted a total bid of €580 million plus a 12-year maintenance cost of €95 million, payable in 12 annual installments.

METKA – ETADE Joint Venture submitted a total bid of €543 million plus a 12-year maintenance cost of €143 million, payable in 12 annual installments.

The Appraisal Committee, after taking into account the technical and financial elements of the two bids, will proceed with the drafting of the relevant recommendation.

The procedures to be followed for the award of the contract will be according to the Tender Documents as well as the recent decision by the Board of Directors (as announced on 28.07.09) authorizing the Chairman and CEO to achieve a bid for the abovementioned tender of up to € 500,000,000 and the waiver by the contractor of any claim in association with a potential delay of up to 12 months of the commercial operation of the new plant for any reason, and particularly for delays in the construction of the natural gas pipeline and/or the construction of the HV Centers in Patras and Megalopolis and the HV Transmission Line Patras – Megalopolis for reasons not attributable to PPC

Athens, July 31, 2009